Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2011
(Millions)
Earnings:
Net Income	$307
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(15)

Net income before equity earnings	292

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	108
Rental expense representative of interest factor	2

Total fixed charges	110

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	17

Less:
Capitalized interest	(2)

Total earnings as adjusted	$417

Fixed charges	$110

Ratio of earnings to fixed charges	3.79